1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 16, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Fourth Quarter EPS of NT$1.73

Hsinchu, Taiwan, R.O.C., January 16, 2014 – TSMC today announced consolidated revenue of NT$145.81 billion, net income of NT$44.81 billion, and diluted earnings per share of NT$1.73 (US$0.29 per ADR unit) for the fourth quarter ended December 31, 2013.

Year-over-year, fourth quarter revenue increased 10.9% while net income and diluted EPS both increased 7.7%. Compared to third quarter of 2013, fourth quarter results represent a 10.3% decrease in revenue, and a 13.7% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, fourth quarter revenue decreased 9.3% from the previous quarter and increased 9.5% year-over-year.

Gross margin for the quarter was 44.5%, operating margin was 32.8%, and net profit margin was 30.7%.

Shipments of 28-nanometer process technology reached 34% of total wafer revenues. 40/45-nanometer accounted for 17% of total wafer revenues. Advanced technologies, defined as 40/45-nanometers and more advanced technologies, accounted for 51% of total wafer revenues.

“In the fourth quarter, TSMC’s business was impacted by semiconductor supply chain’s inventory management,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Due to IC companies’ weak seasonal demand and the continuing inventory reductions by the fabless companies, we expect our first quarter revenue will decline sequentially by about 6%, with our structural profitability improving. We are confident to grow both our revenue and profit in 2014. Based on our current business outlook and exchange rate assumption of 1 US dollar to 30 NT dollars, management expects overall performance for first quarter 2014 to be as follows”:

•	Revenue is expected to be between NT$136 billion and NT$138 billion;

•	Gross profit margin is expected to be between 44.5 % and 46.5%;

•	Operating profit margin is expected to be between 32% and 34%.

TSMC further expects the capital expenditures for 2014 to be between US$9.5 billion and US$10 billion.

TSMC’s 2013 fourth quarter consolidated results:

(Unit: NT$ million, except for EPS)

	4Q13 Amount[a]		4Q12 Amount[b]		YoY Inc. (Dec.) %	3Q13 Amount		QoQ Inc. (Dec.) %
Net sales	145,806		131,445		10.9	162,577		(10.3)
Gross profit	64,862		62,100		4.4	78,891		(17.8)
Income from operations	47,754		46,390		2.9	59,618		(19.9)
Income before tax	50,373		46,284		8.8	59,349		(15.1)
Net income	44,810		41,603		7.7	51,952		(13.7)
EPS (NT$)	1.73	[c]	1.61	[d]	7.7	2.00	[e]	(13.7)

a:	4Q2013 figures have not been approved by Board of Directors
b:	4Q 2012 figures were prepared in accordance with TIFRS
c:	Based on 25,930 million weighted average outstanding shares
d:	Based on 25,928 million weighted average outstanding shares
e:	Based on 25,929 million weighted average outstanding shares

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com